Exhibit 1

OI S.A.

Publicly-Held Company

Corporate Taxpayer’s ID (CNPJ/MF): 76.535.764/0001-43

Company Registry (NIRE): 33.30029520-88

CALL NOTICE

GENERAL MEETING OF DEBENTURE HOLDERS OF THE 5TH ISSUANCE OF DEBENTURES TO BE HELD ON JANUARY 26, 2015

OI S.A., a publicly-held company with headquarters at Rua Lavradio, nº 71, Centro, in the city and state of Rio de Janeiro, inscribed in the corporate roll of taxpayers (CNPJ/MF) under no. 76.535.764/0001-43, whose articles of incorporation are registered with the Rio de Janeiro State Registry of Commerce (“JUCERJA”) under NIRE 33.30029520-8, registered with the Brazilian Securities and Exchange Commission (“CVM”) under code 11312 (“Company”), due to the following, hereby invites the Debenture Holders of the Company’s 5th Issuance of Simple, Not Convertible into Shares, Unsecured Debentures in Two Series for Public Distribution, such debentures having been originally issued by Telemar Norte Leste S.A. and subsequently transferred to the Company, to attend a General Meeting to be held at 10:00 a.m. on January 26, 2015, at the Company’s headquarters in order to examine, discuss and vote on the agenda set forth herein, including the discussion of a payment, or not, of a premium by the Company as a result of the respective resolutions.

On October 13 and 20, 2014 and November 10, 2014, the Company published Notices to the Market reiterating its commitment with its investors and the market in general to migrate its shareholder base to the Novo Mercado trading segment of the BM&F Bovespa S.A. – Securities, Commodities and Futures Exchange (“BM&F Bovespa”), through the merger of its shares by Telemar Participações S.A. (“CorpCo” and “Merger of Shares”, respectively), CorpCo’s control thereby being pulverized as already disclosed to the market in the Material Fact of September 8, 2014.

On December 8, 2014, the Company published a Material Fact informing its shareholders and the market in general that the Company’s Board of Directors had approved the general terms and conditions for the sale of all the shares of PT Portugal SGPS S.A. (“PT Portugal”) to Altice Portugal S.A. (“Altice PT”), a wholly-owned subsidiary of Altice S.A. (jointly with Altice PT, “Altice”), substantially involving PT Portugal’s operations in Portugal and Hungary (“Sale of PT Portugal”).

It should be noted that the Sale of PT Portugal depends on (I) approval by Portugal Telecom SGPS S.A. (“PT SGPS”) Shareholders’ Meeting to be held on January 12, 2015; (II) conducting an intra-group corporate restructuring in order to delineate the operations to be transferred as well as to separate PT Portugal’s investments which will not be included in the sale, including the investments in Africatel GmbH & Co. KG and Timor Telecom S.A. and the investments held by PT Portugal in Rio Forte Investments S.A. (which are subject of the swap exchange agreement with PT SGPS under which this investment will be exchanged for shares issued by Oi, which is still subject to approval by the CVM), as well as all or part of PT Portugal’s indebtedness; and (III) obtaining all the necessary corporate, regulatory and contractual approvals.

It should also be noted that the normal course of the Sale of PT Portugal will lead to a reduction in the Company’s EBITDA in the amount that will cease to be consolidated in its Financial Statements, at the same time that PT Portugal’s current debt may be temporarily maintained, with a temporary impact on the Company’s gross leverage, although with a substantial immediate reduction in the Company’s net debt.

As a result of the above mentioned, the agenda will comprise the following items:

(1)	authorization for the corporate restructuring aimed to raise the level of the Company’s governance before BM&F Bovespa and/or the Merger of Shares, pursuant to article 231 of the Brazilian Corporation Law; and

(2)	temporary waiver of the financial covenants set forth in Clause 6.21, item XV, of the Indenture of the Company’s 5th Issuance of Simple, Not Convertible into Shares, Unsecured Debentures in up to Two Series for Public Distribution (such debentures originally issued by Telemar Norte Leste S.A.), during the four (4) quarters of 2015, with their reinstatement as of the first quarter of 2016, inclusive.

General Instructions:

The documentation related to the agenda is available at the Company headquarters and the headquarters of GDC Partners Serviços Fiduciários DTVM Ltda. (“Trustee”), as well as on the websites of the Company (www.oi.com.br), the Trustee (www.gdcdtvm.com.br) and the CVM (www.cvm.gov.br).

In order to speed up the process and facilitate the work of the Debenture Holders’ Meeting, the Debenture Holders should present themselves at the address indicated above bearing documents to attest their ownership of the respective Debentures. Any proxy instruments granted by the Debenture Holders for their representation at the General Meeting should be sent to the Trustee in up to two (2) business days prior the General Meeting, via e-mail to gdc@gdcdtvm.com.br, as well as deposited with the Trustee at its headquarters, located at Avenida Ayrton Senna, nº 3.000, parte 3, bloco Itanhangá, sala 3.105, Barra da Tijuca, in the city and state of Rio de Janeiro.

Rio de Janeiro, December 15, 2014.

Bayard De Paoli Gontijo

CEO, CFO and Investor Relations Officer

Oi S.A.